UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.___)*
Sky Solar Holdings, Ltd.
(Name of Issuer)
Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)
83084J996(1)
(CUSIP Number)

Neil Z. Auerbach
Hudson Sustainable Investments, LLC
850 Third Avenue, Suite 1306
New York, New York 10022
Telephone:  (212) 321-4080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 14, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing eight of the Ordinary Shares of the Issuer.

CUSIP No. 83084J996

1.	NAMES OF REPORTING PERSONS
Hudson Global Finance DE II, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
101,949,906

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
101,949,906

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,949,906

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 83084J996

1.	NAMES OF REPORTING PERSONS
Hudson Sustainable Investment Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
101,949,906

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
101,949,906

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,949,906

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 83084J996

1.	NAMES OF REPORTING PERSONS
Hudson Sustainable Investments, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
101,949,906

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
101,949,906

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,949,906

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 83084J996

1.	NAMES OF REPORTING PERSONS
Hudson Clean Energy Enterprises LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
101,949,906

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
101,949,906

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,949,906

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 83084J996

1.	NAMES OF REPORTING PERSONS
Auerbach Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
101,949,906

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
101,949,906

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,949,906

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 83084J996

1.	NAMES OF REPORTING PERSONS
Auerbach Children’s Dynasty Trust u/a/d October 9, 2012

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
101,949,906

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
101,949,906

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,949,906

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 83084J996

1.	NAMES OF REPORTING PERSONS
Auerbach Family Dynasty Trust u/a/d October 9, 2012

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
101,949,906

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
101,949,906

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,949,906

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 83084J996

1.	NAMES OF REPORTING PERSONS
Judith Auerbach

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
101,949,906

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
101,949,906

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,949,906

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 83084J996

1.	NAMES OF REPORTING PERSONS
Neil Z. Auerbach

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
101,949,906

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
101,949,906

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,949,906

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.  Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings, Ltd. (the “Company” or “Issuer”). The Company’s principal executive office is located at Unit 417, 4th Floor, Tower Two Lippo Centre, 89 Queensway, Admiralty, Hong Kong Special Administrative Region, People’s Republic of China.

Item 2.  Identity and Background.

 This Schedule 13D is being filed jointly by the Reporting Persons in accordance with the provisions of Rule 13d-1(k)(1) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing solely because each of the Reporting Persons may be considered to be the beneficial owner of the same Ordinary Shares.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Hudson Global Finance DE II, LLC (“HGF DE II”) is a Delaware limited liability company. Hudson Sustainable Investment Management, LLC (“HSIM”) is a Delaware limited liability company and sole member of HGF DE II. Hudson Sustainable Investments, LLC (“HSI”) is a Delaware limited liability company and sole member of HSIM. Hudson Clean Energy Enterprises LLC (“HCEE”) is a Delaware limited liability company and managing member of HSI. Auerbach Children’s Dynasty Trust u/a/d October 9, 2012 (“ACD Trust”) and Auerbach Family Dynasty Trust u/a/d October 9, 2012 (“AFD Trust”) are trusts and each a general partner of HCEE. Judith Auerbach is a United States citizen and trustee of ACD Trust. Neil Z. Auerbach is a United States citizen and trustee of AFD Trust.

Each of the Reporting Persons has a business address of 850 3rd Avenue, Suite 1306, New York NY 10022. HGF DE II, HSIM, HSI and HCEE are involved in investment and asset management in the sustainability sector. ACD Trust and AFD Trust conduct no business other than owning their respective assets. Neil Z. Auerbach is the Chief Executive Officer of HSI. Judith Auerbach is a social worker but spends most of her time pursuing various philanthropic activities.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.
The information set forth in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.

Pursuant to a stock purchase agreement (the “Stock Purchase Agreement”) entered into among HGF DE II, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. dated November 14, 2019, HGF DE II shall acquire from IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. 1,000,000 ADSs and 81,949,906 Ordinary Shares of the Issuer in total for an aggregate purchase price of US$25,487,476.50 at closing of such transaction. This amount excludes the funds which may be required to pay the costs and expenses associated with the purchase of the ADSs and Ordinary Shares. It is currently anticipated that the purchase will be financed by way of the Transaction Financing as defined and described in Item 4.

The description of the Stock Purchase Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of that agreement, attached hereto as Exhibit 99.1.

Item 4.  Purpose of Transaction.

          On November 14, 2019, HGF DE II entered into the Stock Purchase Agreement with IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P, pursuant to which, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. shall sell to HGF DE II a total of 1,000,000 ADSs and 81,949,906 Ordinary Shares at an aggregate purchase price of US$25,487,476.50 at closing of such transaction (the “Stock Purchase”). The details of the Stock Purchase are as follows:

Seller	Number of Ordinary Shares (excluding Ordinary Shares represented by ADS) Sold	Per Ordinary Share Consideration (in US$)	Number of ADSs Sold (1 ADS represents 20 Ordinary Shares)	Per ADS Consideration (in US$)	Number of Ordinary Shares (including Ordinary Shares represented by ADSs) Sold	Total Consideration (in US$)
IDG-ACCEL China Capital L.P.	78,335,914	0.25/Ordinary Share	955,900	5.00/ADS	97,453,914	24,363,478.5
IDG-ACCEL China Capital Investors L.P.	3,613,992	0.25/Ordinary Share	44,100	5.00/ADS	4,495,992	1,123,998
Total	81,949,906		1,000,000		101,949,906	25,487,476.50

Pursuant to the Stock Purchase Agreement, subject to the satisfaction or waiver of the closing conditions specified therein, the closing of the Stock Purchase is expected to be completed by December 31, 2019.

The description of the Stock Purchase Agreements contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of that agreement, attached hereto as Exhibit 99.1.

On November 14, 2019, HGF DE II, Japan NK Investment K.K., and Fusion-Lynx Holdings entered into a Shareholders Agreement (the “SHA”) with respect to the Company. HGF DE II and Japan NK Investment K.K. intend to, among other things, contribute and/or sell their respective Ordinary Shares (including ADSs), whether now owned or acquired in the future, of the Company to Fusion-Lynx Holdings, and thereafter cause Fusion-Lynx Holdings to take steps to acquire the remaining Ordinary Shares of the Company (the “Contemplated Transactions”). The Contemplated Transactions are subject to, among other things, the procurement of committed third party financing (the “Transaction Financing”), as described below. If and when the Contemplated Transactions are consummated, the Company would become a wholly-owned subsidiary of Fusion-Lynx Holdings.

On November 14, 2019, HGF DE II and Japan NK Investment K.K. entered into a certain Mandate Letter for Proposed Transaction (LYNX) (the “Mandate Letter”) with a multinational financial institution (the “Financing Provider”) in connection with the contemplated Transaction Financing. Pursuant to the Mandate Letter, Japan NK Investment K.K. and Hudson Global Finance DE II, LLC agree that the Financing Provider shall be the mandated lead arranger and sole structuring bank for the structuring and execution of the Contemplated Transactions, for an exclusivity period of 6 months (subject to the terms and conditions set forth in the Mandate Letter); provided, that such exclusivity obligations may be terminated by HGF DE II and Japan NK Investment K.K. if the Financing Provider does not agree to committed Transaction Financing substantially in accordance with the terms set forth in the Mandate Agreement by December 18, 2019.  The Mandate Letter further sets forth the terms of the contemplated Transaction Financing in an amount which would be sufficient to consummate the Contemplated Transactions.  The Financing Provider is not under any obligation to extend committed Transaction Financing to HGF DE II and Japan NK Investment K.K. pursuant to the Mandate Letter, and any future agreement with respect to the contemplated Transaction Financing in accordance with the terms of the Mandate Letter is subject to, inter alia, satisfactory due diligence and market conditions, necessary financial institution internal and regulatory approvals, “know your client” requirements, and other customary conditions, any of which may or may not be satisfied.

The description of the SHA contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the SHA, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

The Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, whether in the ordinary course of business or otherwise, including, without limitation, conducting (or directing advisers to conduct) analyses or due diligence investigations, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer, its business, operations and management and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer, or exercising its voting power over the Ordinary Shares, concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, sale of certain assets of the Issuer or its subsidiaries, issuance of dividends, board structure (including board composition) or operations of the Issuer, purchasing additional Ordinary Shares or ADSs, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares, engaging in strategic transactions with stockholders of the Issuer likely to lead to a delisting and termination of registration of the Ordinary Shares and ADSs, or changing their intention with respect to any and all matters referred to in this Item 4. Such discussions could lead to plans or proposals other than the Stock Purchase or the Contemplated Transactions that may result in certain of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D and in connection with the Stock Purchase and the Contemplated Transactions described herein, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(a) and (b) The information contained on each of the cover pages of this statement and the information set forth in Items 2, 3, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.

(c) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.

	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Hudson Global Finance DE II, LLC	101,949,906	24.3%	0	101,949,906	0	101,949,906
Hudson Sustainable Investment Management, LLC	101,949,906	24.3%	0	101,949,906	0	101,949,906
Hudson Sustainable Investments, LLC	101,949,906	24.3%	0	101,949,906	0	101,949,906
Hudson Clean Energy Enterprises LLC	101,949,906	24.3%	0	101,949,906	0	101,949,906
Auerbach Partners, L.P.	101,949,906	24.3%	0	101,949,906	0	101,949,906
Auerbach Children’s Dynasty Trust u/a/d October 9, 2012	101,949,906	24.3%	0	101,949,906	0	101,949,906
Auerbach Family Dynasty Trust u/a/d October 9, 2012	101,949,906	24.3%	0	101,949,906	0	101,949,906
Judith Auerbach	101,949,906	24.3%	0	101,949,906	0	101,949,906
Neil Z. Auerbach	101,949,906	24.3%	0	101,949,906	0	101,949,906
* Percentages are calculated based on 419,546,514 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2017, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

On November 14, 2019, HGF DE II entered into the Stock Purchase Agreement with IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P, A copy of the Stock Purchase Agreement is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

On November 14, 2019, HGF DE II, Japan NK Investment K.K. and Fusion-Lynx Holdings entered into the SHA. A copy of the SHA is attached as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

On November 22, 2019, the Reporting Persons entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Except as described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Stock Purchase Agreement, by and among Hudson Global Finance DE II, LLC, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P., dated as of November 14, 2019.
99.2	Shareholders Agreement, by and among Fusion-Lynx Holdings, Japan NK Investment K.K. and Hudson Global Finance DE II, LLC, dated as of November 14, 2019.
99.3	Joint Filing Agreement by and among the Reporting Persons, dated as of November 22, 2019.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2019
HUDSON GLOBAL FINANCE DE II, LLC
By: Hudson Sustainable Investment Management, LLC, its sole member
By: Hudson Sustainable Investments, its sole member

By:	/s/ Neil Z. Auerbach
	Name:	Neil Z. Auerbach
	Title:	Chief Executive Officer

HUDSON SUSTAINABLE INVESTMENT MANAGEMENT, LLC
By: Hudson Sustainable Investments, its sole member

By:	/s/ Neil Z. Auerbach
	Name:	Neil Z. Auerbach
	Title:	Chief Executive Officer

HUDSON SUSTAINABLE INVESTMENTS, LLC

By:	/s/ Neil Z. Auerbach
	Name:	Neil Z. Auerbach
	Title:	Chief Executive Officer

HUDSON CLEAN ENERGY ENTERPRISES LLC
By: Auerbach Partners, L.P., its Managing Member
By: Auerbach Children’s Dynasty Trust u/a/d October 9, 2012, its general partner

By:	/s/ Judith Auerbach
	Name:	Judith Auerbach
	Title:	Trustee

By: Auerbach Family Dynasty Trust u/a/d October 9, 2012, its general partner

By:	/s/ Neil Z. Auerbach
	Name:	Neil Z. Auerbach
	Title:	Trustee

AUERBACH PARTNERS, L.P.
By: Auerbach Children’s Dynasty Trust u/a/d October 9, 2012, its general partner

By:	/s/ Judith Auerbach
	Name:	Judith Auerbach
	Title:	Trustee

By: Auerbach Family Dynasty Trust u/a/d October 9, 2012, its general partner

By:	/s/ Neil Z. Auerbach
	Name:	Neil Z. Auerbach
	Title:	Trustee

AUERBACH CHILDREN’S DYNASTY TRUST U/A/D OCTOBER 9, 2012

By:	/s/ Judith Auerbach
	Name:	Judith Auerbach
	Title:	Trustee

AUERBACH FAMILY DYNASTY TRUST U/A/D OCTOBER 9, 2012

By:	/s/ Neil Z. Auerbach
	Name:	Neil Z. Auerbach
	Title:	Trustee

JUDITH AUERBACH

By:	/s/ Judith Auerbach

NEIL Z. AUERBACH

By:	/s/ Neil Z. Auerbach